Exhibit 12.1

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$134,110	$75,935	$103,756	$242,675	$105,006
Fixed charges less capitalized interest and preferred dividends	218,680	216,318	229,458	239,844	231,934
Distributed income of equity investees	22,373	16,603	21,095	21,866	15,995
Equity in losses of equity investees for which charges arise from guarantees	—	—	(197)	(63)	(44)
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(448)	(127)	(152)	(273)	(3,069)
Total earnings	$374,715	$308,729	$353,960	$504,049	$349,822

Combined fixed charges and preferred dividends (1):
Interest expense (2)	$218,680	$216,318	$229,458	$239,844	$231,934
Capitalized interest	2,222	2,302	4,153	7,246	5,837
Preferred dividends (3)	44,892	44,892	44,892	44,892	59,529
Total combined fixed charges and preferred dividends	$265,794	$263,512	$278,503	$291,982	$297,300

Ratio of earnings to combined fixed charges and preferred dividends	1.41	1.17	1.27	1.73	1.18

(1)	The interest portion of rental expense is not calculated because the rental expense of the Company is not significant.
(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.
(3)	Includes preferred distributions to the Company's partner in CW Joint Venture, LLC through September 2013, when the outstanding perpetual preferred joint venture units were redeemed.

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